SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*

                         SILICON MOUNTAIN HOLDINGS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    98919P108
                                    ---------
                                 (CUSIP Number)

                                 August 30, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


---------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           382,117 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------


--------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------


---------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


---------------------------------

      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------


---------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------


---------------------------------

      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  382,117 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  382,117 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          382,117 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108

Item 1(a).  Name of Issuer: Silicon Mountain Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5445 DTC Parkway, Suite 450
            Greenwood Village, Colorado 80111-3143

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and serves as the investment manager of PSource Structured Debt Limited. Valens Capital Management, LLC manages each of Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and PSource Structured Debt Limited. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I,Ltd., Valens Capital Management, LLC, PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  98919P108

Item 3.     Not Applicable

Item 4.     Ownership:

       (a) Amount Beneficially Owned: 382,117 shares of Common Stock

       (b) Percent of Class: 9.99%

       (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 382,117 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  382,117 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
      * Based on 3,825,000 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), as disclosed in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. As of August 30, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSource" and together with the Fund, Valens U.S. and Valens Offshore, the "Investors") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), (ii) a warrant (the "First August Warrant") to acquire 1,990,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) a warrant (the "Second August Warrant" and together with the First August Warrant, the "Warrants") to acquire 18,312 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments. The Term Note and Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by
Laurus Capital Management, LLC ("LCM"). LCM, pursuant to an investment management agreement, also serves as the investment manager of PSource. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 98919P108

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 10, 2007
                                    ----------------
                                    Date



                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Director

CUSIP No. 98919P108

APPENDIX A


A. Name:             Laurus Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

B.  Name:            Valens U.S. SPV I, LLC, a Delaware limited liability
                     company 335 Madison Avenue, 10th Floor New York, New York
                     10017
   Place of
   Organization:     Delaware

C. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Cayman Islands

D.                   Name: Valens Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

E.                   Name: PSource Structured Debt Limited, a Guernsey limited
                     liability closed-ended company 335 Madison Avenue, 10th
                     Floor
                     New York, New York 10017
   Place of
   Organization:     Guernsey



F. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC and Valens
                     Capital Management, LLC
   Citizenship:      Israel



G. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC and Valens
                     Capital Management, LLC
   Citizenship:      United States

CUSIP No. 98919P108

Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV, Ltd., Valens Capital Management, LLC, PSource Structured Debt Limited, Eugene Grin and David Grin hereby agree, by their execution below, that the
Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    September 10, 2007

Valens U.S. SPV I, LLC


/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    September 10, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    September 10, 2007


Valens Offshore SPV I, Ltd.


/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    September 10, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    September 10, 2007

Valens Capital Management, LLC


/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    September 10, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    September 10, 2007


PSource Structured Debt Limited

By: Laurus Capital Management, LLC as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    September 10, 2007


/s/ David Grin
-----------------------------------------
    David Grin
    September 10, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    September 10, 2007